Exhibit 4.6
PURCHASE AND SALE AGREEMENT OF
SHARES
in the companies
MATCHMIND HOLDING, S.L.,
MATCHMIND, S.L. and
MATCHMIND INGENIERÍA DE
SOFTWARE, S.L.
By and Among
MR. CARLOS DELGADO SUÁREZ; MS. RAQUEL TUDURI GARCÍA; MR. JOSÉ LUÍS MOLINA ZAMORA; MS. MARGARITA FERNÁNDEZ GUTIÉRREZ; MR. ANTONIO LUÍS GÁLVEZ FERNÁNDEZ; MR. MARCOS DE MIGUEL PAGAZAURTUNDUA; MR. JOSÉ LUÍS RODRÍGUEZ DE ANDRÉS; MR. MIGUEL LARRUSCAIN CABALLERO; MR. FRANCISCO JAVIER SOTILLOS BERMEJO; MR. JORGE PEREIRA HERNÁNDEZ; MR. IGNACIO RUBIO LASECA; MR. JAVIER MIGUEL FERNÁNDEZ; MR. JOSÉ IGNACIO DE LAS LLANDERAS GARCÍA; MR. MARIANO GARCÍA GUTIÉRREZ; MR. FRANCISCO JAVIER ÁLVAREZ MERINO; MR. IÑIGO BARRÓN IBEAS; MR. AARON RANSON LÓPEZ; MR. ENRIQUE SÁNCHEZ BERMÚDEZ; MR. ENRIQUE SERRANO MONTES; MR. JOSÉ MANUEL FERNÁNDEZ DE OLIVA; MR. JOSÉ CARVAJAL MARTÍNEZ; MR. RAMÓN DAMIÁN DE CÓZAR MENA; MR. JUAN SOLANA DÍAZ; AND MS. ROSA GARCÍA GONZÁLEZ
as Sellers
and
TELVENT OUTSOURCING, S.A.
as the Buyer
DLA Piper
Paseo de la Castellana, 35
28046 Madrid, Spain
Tel: +34913191212
Fax: +34913191940

TABLE OF CONTENTS

TERMS AND CONDITIONS	Page

1. PURCHASE AND SALE	2
2. PRICE AND MEANS OF PAYMENT	5
3. SELLERS’ OBLIGATION ON OR AFTER THE DATE OF EXECUTION	6
4. BUYER’S OBLIGATIONS ON OR AFTER THE DATE OF EXECUTION	7
5. SELLERS’ STATEMENTS AND GUARANTIES	7
6. BUYER’S STATEMENTS AND GUARANTIES	7
7. SCOPE AND NATURE OF THE SELLERS’ LIABILITY	8
8. CLAIMS PROCEDURE	10
9. NO-COMPETITION UNDERTAKING	13
10. CONDITIONS PRECEDENT AND SUBSEQUENT	15
11. MAKING THE AGREEMENT PUBLIC AND TAXES	16
12. NOTICES	16
13. CONFIDENTIALITY	17
14. ASSIGNMENT OF RIGHTS	17
15. GENERAL PROVISIONS	18
16. GOVERNING LAW AND JURISDICTION	18

ANNEXES

Annex A (a) List of the Sellers’ Identification Details
Annex I Descriptive Table of the Stakes Held by Each of the Sellers
Annex 2.2 Breakdown of the Price and Distribution Thereof among the Sellers
Annex 2.2.2 Sample Unavailable Deposit Agreement
Annex 2.2.3 List of Each of the Seller’s Current Accounts
Annex 5.1 Sellers’ Statements and Guaranties
Annex 5.1.1 List of Ongoing Proceedings
Annex 6.1 Buyer’s Statements and Guaranties

This purchase and sale agreement is entered into in Madrid this 21st day of May 2009 (hereinafter referred to as the “Date of Execution”) BY AND AMONG:
(A)	Mr. CARLOS DELGADO SUÁREZ, of legal age and domiciled in Las Rozas Madrid at Calle Faisán 5, holder of National Identity Card no. XXXXXXXX, acting on his own behalf and on behalf of Ms. Raquel Tuduri García; Mr. José Luís Molina Zamora; Ms. Margarita Fernández Gutiérrez; Mr. Antonio Luís Gálvez Fernández; Mr. Marcos de Miguel Pagazaurtundua; Mr. José Luís Rodríguez de Andrés; Mr. Miguel Larruscain Caballero; Mr. Francisco Javier Sotillos Bermejo; Mr. Jorge Pereira Hernández; Mr. Ignacio Rubio Laseca; Mr. Javier Miguel Fernández; Mr. José Ignacio de las Llanderas García; Mr. Mariano García Gutiérrez; Mr. Francisco Javier Álvarez Merino; Mr. Iñigo Barrón Ibeas; Mr. Aaron Ranson; Mr. Enrique Sánchez Bermúdez; Mr. Enrique Serrano Montes; Mr. José Manuel Fernández de Oliva; Mr. José Carvajal Martínez; Mr. Ramón Damián de Cózar Mena; Mr. Juan Solana Díaz; and Ms. Rosa García González.
All of whom shall be jointly referred to in this document as the “Sellers.” A list containing the identification details of the Sellers is attached hereto as Annex A (a).
AND:
(B)	TELVENT OUTSOURCING, S.A., a Spanish corporation with registered address in Seville at Calle Tamarguillo, 29, registered at the Seville Companies Register in Volume 2,062, Folio 213, General Section of the Companies Book, Sheet SE-20857, Entry 1, with Tax Identification Number XXXXXXXXX (hereinafter referred to as “Telvent” or as the “Buyer”) and duly represented by Mr. José Ignacio del Barrio Gómez and Mr. Isidoro Costillo Iciarra in their capacity as the company’s joint power of attorney holders.
The Sellers and Buyer shall hereinafter be individually referred to as the “Party” or jointly as the “Parties.”
RECITALS
I.	Whereas, the Sellers directly or indirectly hold stakes amounting to 40% of the share capital of the Matchmind Group, which is comprised of the following companies:
(a)	Matchmind Holding, S.L., a Spanish limited liability company incorporated on July 7, 2004 by means of a public instrument executed before the Madrid Notary Public Mr. José Luis Ruiz Abad with the number 2,201 of his protocol files and registered at the Madrid Companies Register in Volume 20,449, Folio 59, Section 8, Registration Sheet M-361697 (hereinafter referred to as “Matchmind Holding”).

(b)	Matchmind, S.L., a Spanish limited liability company incorporated on December 31, 2001 by means of a public instrument executed before the Madrid Notary Public Mr. Antonio de la Esperanza Rodríguez with the number 6,086 of his protocol files and registered at the Madrid Companies Register in Volume 17,143, Folio 11, Section 8, Registration Sheet M-293668 (hereinafter referred to as “Matchmind”).

(c)	Matchmind Ingeniería de Software, S.L., a Spanish limited liability company incorporated on February 11, 2004 by means of a public instrument executed before the Madrid Notary Public Mr. José Luis Ruiz Abad with the number 418 of his protocol files, corrected by the same Notary Public on February 27, 2004 and registered at the Ávila Companies Register in Volume 109, Folio 63, Section 8, Registration Sheet AV-3497 (hereinafter referred to as “Matchmind Ingeniería”).
Matchmind Holding, Matchmind and Matchmind Ingeniería shall hereinafter be jointly referred to as the “Matchmind Group Companies.” A descriptive table of the stakes held by each of the Sellers in the Matchmind Group Companies, as well as of their respective titles of ownership is attached hereto as Annex I;
II.	Whereas, the Sellers are interested in selling and transferring and the Buyer is interested in buying and acquiring all the shares held by each of the Sellers in each of the Matchmind Group Companies;

III.	Whereas, Mr. José Luis Galí Pérez indirectly holds a 2% stake in the share capital of the Matchmind Group Companies, and Telvent and Mr. José Luis Galí Pérez expect to sign immediately after the execution of this Agreement and along with it in a single act a purchase and sale agreement by virtue of which Telvent shall buy and acquire the aforementioned 2% stake;

IV.	Whereas, Telvent currently holds directly or indirectly a 58% stake in the share capital of the Matchmind Group Companies and is interested in directly or indirectly acquiring the remaining 42% of the Matchmind Group Companies’ share capital by virtue of this purchase and sale, along with the purchase and sale to be entered into with Mr. José Luis Galí Pérez;

V.	Whereas, the shares owned by the Sellers in the Matchmind Group Companies (hereinafter referred to as the “Shares”) are free from any encumbrances, liens or third-party rights;

VI.	Whereas, in so far as the Sellers and Buyer are in agreement on the terms and conditions under which the purchase and sale of the Shares is to be performed, they hereby enter into this purchase and sale agreement (hereinafter referred to the “Agreement”), which shall be governed by the following:
TERMS AND CONDITIONS
1.	PURCHASE AND SALE
1.1	Subject to the terms and conditions laid down herein, the Sellers sell and transfer the Shares to the Buyer, who purchases and acquires them free from any encumbrances, liens and/or third-party rights through the purchase price set forth in Clause 2 hereunder as consideration in the following manner:
1.1.1	Mr. Carlos Delgado Suárez sells and transfers to the Buyer, who buys and acquires, twenty-two thousand four hundred and fifty-seven (22,457) shares numbered as follows: twenty (20) class-A shares in Matchmind Holding correlatively numbered 173 to 192 both inclusive with a par value of twenty euros (€ 20) each; and twenty-two thousand four hundred and thirty-seven (22,437) class-B shares in Matchmind Holding correlatively numbered from 1 to 1,149, from 49,009 to 49,312, from 86,001 to 96,000, from 100,001 to 100,571, from 113,070 to 113,139, and from 113,168 to 123,510 all inclusive with a par value of five euros (€ 5) each, representing 15.84 % of the company’s share capital.
1.1.2	Ms. Raquel Tuduri García sells and transfers to the Buyer, who buys and acquires, nine thousand six hundred and seventy-one (9,671) shares numbered as follows: eight (8) class-A shares in Matchmind Holding correlatively numbered 193 to 200 both inclusive with a par value of twenty euros (€ 20) each; and nine thousand six hundred and sixty-three (9,663) class-B shares in Matchmind Holding correlatively numbered from 49,313 to 49,875, from 96,001 to 100,000, from 100,572 to 101,187, from 113,140 to 113,167, and from 123,511 to 127,966 all inclusive with a par value of five euros (€ 5) each, representing 6.82% of the company’s share capital.

1.1.3	Mr. José Luis Zamora sells and transfers to the Seller, who buys and acquires, two thousand one hundred and sixty-two (2,162) class-B shares in Matchmind Holding correlatively numbered from 102,452 to 103,612 and from 129,057 to 130,057 all inclusive with a par value of five euros (€ 5) each, representing 1.52% of the company’s share capital.

1.1.4	Ms. Margarita Fernández Gutiérrez sells and transfers to the Seller, who buys and acquires, two thousand one hundred and sixty-two (2,162) class-B shares in Matchmind Holding correlatively numbered from 104,774 to 105,934 and from 131,059 to 132,059 all inclusive with a par value of five euros (€ 5) each, representing 1.52% of the company’s share capital.

1.1.5	Mr. Antonio Luís Gálvez Fernández sells and transfers to the Seller, who buys and acquires, two thousand one hundred and sixty-two (2,162) class-B shares in Matchmind Holding correlatively numbered from 103,613 to 104,773 and from 130,058 to 131,058 all inclusive with a par value of five euros (€ 5) each, representing 1.52% of the company’s share capital.

1.1.6	Mr. Marcos de Miguel Pagazaurtundua sells and transfers to the Seller, who buys and acquires, two thousand and sixty-five (2,065) class-B shares in Matchmind Holding correlatively numbered from 105,935 to 107,043 and from 132,060 to 133,015 all inclusive with a par value of five euros (€ 5) each, representing 1.45% of the company’s share capital.

1.1.7	Mr. José Luís Rodríguez de Andrés sells and transfers to the Seller, who buys and acquires, one thousand eight hundred and ten (1,810) class-B shares in Matchmind Holding correlatively numbered from 107,963 to 108,934 and from 133,809 to 134,646 all inclusive with a par value of five euros (€ 5) each, representing 1.27% of the company’s share capital.

1.1.8	Mr. Miguel Larruscain Caballero sells and transfers to the Seller, who buys and acquires, one thousand eight hundred and ten (1,810) class-B shares in Matchmind Holding correlatively numbered from 108,935 to 109,906 and from 133,647 to 135,484 all inclusive with a par value of five euros (€ 5) each, representing 1.27% of the company’s share capital.

1.1.9	Mr. Francisco Javier Sotillos Bermejo sells and transfers to the Seller, who buys and acquires, one hundred and ninety-six (196) class-B shares in Matchmind Holding correlatively numbered from 109,907 to 110,011 and from 135,485 to 135,575 all inclusive with a par value of five euros (€ 5) each, representing 0.14% of the company’s share capital.
1.1.10	Mr. Jorge Pereira Hernández sells and transfers to the Seller, who buys and acquires, eight hundred and fifty-seven (857) class-B shares in Matchmind Holding correlatively numbered from 110,012 to 110,326 and from 135,576 to 136,117 all inclusive with a par value of five euros (€ 5) each, representing 0.60% of the company’s share capital.
1.1.11	Mr. Ignacio Rubio Laseca sells and transfers to the Seller, who buys and acquires, one thousand seven hundred and twelve (1,712) class-B shares in Matchmind Holding correlatively numbered from 110,327 to 111,245 and from 136,118 to 136,910 all inclusive with a par value of five euros (€ 5) each, representing 1.20% of the company’s share capital.
1.1.12	Mr. Javier Miguel Fernández sells and transfers to the Seller, who buys and acquires, one hundred and ninety-six (196) class-B shares in Matchmind Holding correlatively numbered from 111,246 to 111,350 and from 136,911 to 137,001 all inclusive with a par value of five euros (€ 5) each, representing 0.14% of the company’s share capital.
1.1.13	Mr. José Ignacio de las Llanderas García sells and transfers to the Seller, who buys and acquires, seven hundred and five (705) class-B shares in Matchmind Holding correlatively numbered from 111,811 to 112,028 and from 137,399 to 137,885 all inclusive with a par value of five euros (€ 5) each, representing 0.50% of the company’s share capital.
1.1.14	Mr. Mariano García Gutiérrez sells and transfers to the Seller, who buys and acquires, seven hundred and five (705) class-B shares in Matchmind Holding correlatively numbered from 112,029 to 112,246 and from 137,886 to 138,372 all inclusive with a par value of five euros (€ 5) each, representing 0.50% of the company’s share capital.
1.1.15	Mr. Francisco Javier Álvarez Merino sells and transfers to the Seller, who buys and acquires, seven hundred and five (705) class-B shares in Matchmind Holding correlatively numbered from 112,247 to 112,464 and from 138,373 to 138,859 all inclusive with a par value of five euros (€ 5) each, representing 0.50% of the company’s share capital.
1.1.16	Mr. Iñigo Barrón Ibeas sells and transfers to the Seller, who buys and acquires, one thousand seven hundred and twelve (1,712) class-B shares in Matchmind Holding correlatively numbered from 107,044 to 107,962 and from 133,016 to 133,808 all inclusive with a par value of five euros (€ 5) each, representing 1.20% of the company’s share capital.
1.1.17	Mr. Aaron Ranson sells and transfers to the Seller, who buys and acquires, eight hundred and fifty-seven (857) class-B shares in Matchmind Holding correlatively numbered from 111,351 to 111,810 and from 137,002 to 137,398 all inclusive with a par value of five euros (€ 5) each, representing 0.60% of the company’s share capital.

1.1.18	Mr. Enrique Sánchez Bermúdez sells and transfers to the Seller, who buys and acquires, two thousand three hundred and fifty-four (2,354) class-B shares in Matchmind Holding correlatively numbered from 101,188 to 102,451 and from 127,967 to 129,056 all inclusive with a par value of five euros (€ 5) each, representing 1.66% of the company’s share capital.
1.1.19	Mr. Enrique Serrano Montes sells and transfers to the Seller, who buys and acquires, four hundred and twelve (412) class-B shares in Matchmind Holding correlatively numbered from 138,860 to 139,271 both inclusive with a par value of five euros (€ 5) each, representing 0.29% of the company’s share capital.
1.1.20	Mr. José Manuel Fernández de Oliva Arena sells and transfers to the Seller, who buys and acquires, four hundred and twelve (412) class-B shares in Matchmind Holding correlatively numbered from 139,272 to 139,683 both inclusive with a par value of five euros (€ 5) each, representing 0.29% of the company’s share capital.
1.1.21	Mr. José Carvajal Martínez sells and transfers to the Seller, who buys and acquires, four hundred and twelve (412) class-B shares in Matchmind Holding correlatively numbered from 139,684 to 140,095 both inclusive with a par value of five euros (€ 5) each, representing 0.29% of the company’s share capital.
1.1.22	Mr. Ramón Damián de Cózar Mena sells and transfers to the Seller, who buys and acquires, four hundred and twelve (412) class-B shares in Matchmind Holding correlatively numbered from 140,096 to 140,507 both inclusive with a par value of five euros (€ 5) each, representing 0.29% of the company’s share capital.
1.1.23	Mr. Juan Solana Díaz sells and transfers to the Seller, who buys and acquires, four hundred and twelve (412) class-B shares in Matchmind Holding correlatively numbered from 140,508 to 140,919 both inclusive with a par value of five euros (€ 5) each, representing 0.29% of the company’s share capital.
1.1.24	Ms. Rosa María García González sells and transfers to the Seller, who buys and acquires, four hundred and twelve (412) class-B shares in Matchmind Holding correlatively numbered from 140,920 to 141,331 both inclusive with a par value of five euros (€ 5) each, representing 0.29% of the company’s share capital.
2.	PRICE AND MEANS OF PAYMENT
2.1	The total purchase price for the Shares amounts to seventeen million eight hundred forty-two thousand ninety-five euros (€ 17,842,095) (hereinafter referred to as the “Price”).
2.2	The Price shall be paid by the Buyer to the Sellers in keeping with the breakdown for each Seller as set forth in Annex 2.2 in the following manner:

2.2.1	The Buyer shall pay the Sellers a total amount of eight million six hundred and thirty-seven thousand four hundred and forty-seven Euros and ten (10) cents (€ 8,637,447.10) through twenty-four (24) banker’s drafts, broken down according to Annex 2.2, no later than May 25, 2009.
The sum of sixty thousand nine hundred and five euros (€ 60,905) corresponding to the sale of Mr. Carlos Delgado Suárez’s shares has been deducted from the banker’s draft to be issued in his name in accordance with the provisions set forth in Clause 7.4.7 herein, so that the Parties have adjusted the purchase price from the amount of seventeen million nine hundred and three thousand Euros € 17,903,000 to the amount of seventeen million eight hundred and forty-two thousand and ninty-five Euros € 17,842,095 for this reason, thereby deducting from this agreement and from the price to be paid to Mr. Carlos Delgado the amount of sixty thousand and nine hundred five Euros € 60,905. This document reflects the aforementioned Price reduction and adjustment agreed upon.
2.2.2	Likewise, the Buyer shall pay the Price through twenty-four (24) banker’s drafts made out in the name of the Sellers amounting to one million three hundred and sixty-two thousand five hundred and fifty-two euros and ninety cents (€ 1,362,552.90) in accordance with the breakdown contained in Annex 2.2 no later than May 25, 2009. Each of these banker’s drafts shall be deposited into an unavailable deposit account opened in the name of each of the respective Sellers for a period of one (1) year to cover any possible contingencies that may arise in accordance with the claims procedure set forth in Clause 8 herein. A sample unavailable deposit agreement, which is substantially similar terms as the ones to be signed by the Parties, is contained in Annex 2.2.2 attached hereto.
2.2.3	The rest of the Price, that is to say the amount of seven million eight hundred and forty-two thousand and ninety-five Euros (€ 7,842,095), shall be paid by the Buyer to the Sellers by means of wire transfers into their respective current accounts on July 7, 2009 in accordance with the table of amounts to be received contained in Annex 2.2 (hereinafter referred to as the “Deferred Price”). A list of the current accounts of each of the Sellers to where the corresponding part of the Deferred Price will be transferred is attached hereto as Annex 2.2.3.
3.	SELLERS’ OBLIGATION ON OR AFTER THE DATE OF EXECUTION
3.1	In this act, the Sellers shall either perform the following actions or have them performed, as appropriate:
3.1.1	As regards the Matchmind Group Companies, the Sellers hand the following over to the Buyer:
(a)	Minutes of the General Partners’ Meeting resolutions authorizing the transfer of the Shares in favor of the Buyer and in which all the Sellers and the Company itself have waived their preferential acquisition rights and containing a list of all those attending and signed by all the Sellers. The Non-Voting Secretary and the Chairman, appointed on October 22, 2007 and both related to the Buyer, shall issue the corresponding certificates of such minutes.

(b)	The share certificates justifying their ownership of the Shares, so that they may be handed over to the Notary Public who shall proceed to make this Agreement public and have the relevant “I have sold” stamped on them.
4.	BUYER’S OBLIGATIONS ON OR AFTER THE DATE OF EXECUTION
4.1	The Buyer shall pay the Sellers the part of the Price set forth in Clauses 2.2.1 and 2.2.2 contained herein no later than May 25, 2009. Likewise, the Buyer shall pay the Sellers the part of the Price set forth in Clause 2.2.3 contained herein no later than July 7, 2009.

5.	SELLERS’ STATEMENTS AND GUARANTIES
5.1	Annex 5.1 contains the Statements and Guaranties the Sellers make (and for which they shall be held liable under the terms set forth in Clause 7) in favor of the Buyer (hereinafter referred to as the “Statements and Guaranties”) as regards the Matchmind Group Companies, their business, operations and assets. The Sellers hereby state that the aforementioned Statements and Guaranties are true, accurate and complete, without omitting any fact or circumstance that may alter, restrict or condition their contents and scope. The list of ongoing proceedings and claims attached hereto as Annex 5.1.1, the “List of Ongoing Proceedings”, shall be exempted from the Seller’s liability, hence complementing Annex 5.1. The Sellers shall be held harmless from any liability arising from the result of the proceedings set forth in such Annexes, as they are known by the Buyer.

5.2	The Statements and Guaranties refer to the Matchmind Group Companies, their shares, business, operations and assets. The Sellers do not make any further statements other than the ones expressly set forth in Annex 5.1 and in Annex 5.1.1.

5.3	As a general rule, the Statements and Guaranties shall be construed to refer to the Date of Execution, unless express reference to another date is made.

5.4	The Buyer’s decision to purchase the shares in the Matchmind Group Companies for the Price and under the other terms and conditions set forth herein is essentially based on the existence, veracity, accuracy and integrity of the Statements and Guaranties made by each and every one of the Sellers. As a consequence of the foregoing, the Sellers shall be held liable by the Buyer for the veracity, accuracy and integrity of the Statements and Guaranties under the terms set forth in Clauses 7 and 8.

6.	BUYER’S STATEMENTS AND GUARANTIES

6.1	Annex 6.1 contains the statements and guaranties the Buyer makes in favor of the Sellers. The Buyer hereby states that the aforementioned statements and guaranties are true, accurate and complete, without omitting any fact or circumstance that may alter, restrict or condition their contents and scope.

6.2	As a general rule, the Buyer’s statements and guaranties shall be construed to refer to the Date of Execution, unless express reference to another date is made.

7.	SCOPE AND NATURE OF THE SELLERS’ LIABILITY
7.1	The Sellers hereby undertake to compensate the Buyer for any effective real damages the Buyer or the Matchmind Group Companies may suffer as a result of:
7.1.1	a breach, inaccuracy (including any inaccuracy caused by an omission) or falsehood concerning any of the Statements and Guaranties;

7.1.2	any kind of hidden faults or contingencies that may appear in the Matchmind Group Companies arising from any actions or omissions prior to the Date of Execution;

7.1.3	without prejudice to the foregoing, the liabilities covered by Mr. José Luis Galí Pérez, Mr. Manuel Galán Pérez, Ms. Olga Damau Reig, Ms. Marta Galán Dalmau and Ms. Rocío Galán Dalmau shall be exempted from the scope of the Sellers’ liabilities by virtue of the share purchase and sale agreement entered into on October 22, 2007, by means of which the former sold Telvent 92.986% of Galian 2002, S.L.’s capital and 100% of GD 21’s capital, companies that held majority shareholdings in the Matchmind Group Companies.
Any damages arising from any of the circumstances set forth in Clauses 7.1.1, 7.1.2 and 7.1.3 shall hereinafter be jointly referred to as “Indemnifiable Damages.” For the purposes of this Agreement, any kind of loss, damage, prejudice, charge, liability, impairment, penalty, surcharge, interest or cost (including the cost and fees of lawyers, procurators, notaries, auditors, accountants, experts and other kinds of professionals) shall be construed as Indemnifiable Damages once the amounts for the items set out below have been subtracted, as appropriate:
(a)	Any amount effectively charged by the Matchmind Group Companies to any insurance company as compensation from insurance policies that are in effect and have been taken out by the aforementioned companies that insure the Indemnifiable Damages in question.

(b)	Any amount up to which the Indemnifiable Damages would have been covered by insurance if the Buyer or the insured company had not reduced, for reasons imputable to them and which the Sellers can thus prove, the scope and quantitative limits of the coverage of the insurance policies of Matchmind Group Companies suffering the Indemnifiable Damages after the Date of Execution of this Agreement.

(c)	The amount of any tax benefits the Matchmind Group Companies or the Buyer may obtain in future years’ corporation tax as a consequence of the effective deduction of the amount of the damages suffered or of the damages suffered by the Buyer, or any other kind of tax benefit that may apply to any other kind of tax of the Matchmind Group Companies or the Buyer for the damages suffered by the Matchmind Group Companies or the Buyer. For these purposes, the possible tax benefit shall be calculated by taking into consideration the prevailing tax rate at the moment the event came about.

(d)	Any allowances that the Matchmind Group Companies may have made to cover the circumstance causing the Indemnifiable Damages in question and for the amount of said allowances.

7.2	The quantification of the compensation corresponding to each Indemnifiable Damages shall be done on a euro for euro basis. The amount of compensation for each Indemnifiable Damages shall be paid to the Buyer and shall, in any event, be construed as a reduction of the Price.

7.3	Should the Sellers pay compensation for any kind of Indemnifiable Damages and the Buyer or the Matchmind Group Companies effectively recover the amount of the Indemnifiable Damages paid by the Sellers from a third party due to the circumstances that led to the claim, the Buyer shall reimburse them for the amount received from said third party up to the amount thus paid by the Sellers.

7.4	The Sellers shall not be held liable by the Buyer whenever the Indemnifiable Damages arise from:
7.4.1	Events subsequent to the Date of Execution, in so far as the former are not a consequence of actions or omissions prior to the aforementioned date.

7.4.2	The lack of diligence by the Buyer or Matchmind Group Companies in the defense against a Third-Party Claim in accordance with the provisions set forth in Clause 8.3.2 contained herein.

7.4.3	Events and circumstances concerning which, having had a direct claim brought in accordance with the Clause 8.2 and over which no agreement has been reached, the Buyer has not gone to court within the deadline set forth in the aforementioned Clause or, in the case of a Third-Party Claim, the Buyer has not initiated the proceedings set forth in Clause 16.2 within six (6) months of having been given a negative response by the Sellers pursuant to the provisions set forth in Clause 8.3.2. (a). Likewise, the failure to give Notice of Claim or Notice of Third-Party Claim (as they are defined herein) within the deadlines set forth in Clauses 8.2.1 and 8.3.1, in so far as it prevents the Sellers from exercising their right to defend themselves from the Buyer or third parties, shall exonerate the Sellers from their liability concerning the events that could have given rise to the claim.

7.4.4	Events and circumstances discussed, recognized and/or voted within the Matchmind Group Companies’ Board of Directors or the committee meetings at which the Buyer took part as member entitled to take the floor and vote.

7.4.5	Events and circumstances consisting of practices performed by the Buyer.

7.4.6	Inspection activities of the tax authorities.

7.4.7	Social Security inspection activities, given that the Sellers have already paid out sixty thousand nine hundred and five euros (€ 60,905) as the maximum limit for such item, as set forth in Clause 2.2.1.
7.5	By virtue of this Agreement, the Sellers’ liability before the Buyer shall be configured and limited as follows:

7.5.1	Any Indemnifiable Damages arising from acts or omissions prior to October 22, 2007 shall only generate liabilities for the Sellers at twenty-five percent (25%) of their amount.

7.5.2	As regards to any Indemnifiable Damages other than the ones referred to in point 7.5.1 above, the Sellers shall only be obliged to compensate forty per cent (40%) of the amount of the Indemnifiable Damages affecting the Matchmind Group Companies.

7.5.3	The Sellers’ liability may not exceed the amount of the Price effectively paid by the Buyer. The Sellers shall be jointly liable in proportion to the number of shares in Matchmind Holding sold by each of them.

7.5.4	The Sellers’ obligation to compensate the Buyer for any Indemnifiable Damages shall not be effective until the accumulated total of the Indemnifiable Damages payable to the Buyer exceeds the amount of twenty thousand euros (€ 20,000).
7.6	The Sellers’ liability set forth in this agreement shall come to an end twelve (12) months after the Execution Date, except for any liabilities concerning tax, employment, social security and data protection matters, which shall come to an end in keeping with their corresponding statutes of limitations. For the purposes of greater clarity, the Parties hereby state that notice of a claim for Indemnifiable Damages given by the Buyer within the aforementioned statutes of limitations shall interrupt the statute of limitations set forth for each case until the claim in question is definitively resolved.

7.7	The Sellers’ liability shall be solely governed by the terms and conditions laid down herein, expressly waiving the rights and actions set forth in the Civil Code (Código Civil), the Commercial Code (Código de Comercio) or in any law that may apply for these purposes as regards the Sellers’ contractual obligations arising from this Agreement and, in particular, the entitlement to terminate this Agreement as set forth in Article 1,124 of the Civil Code, along with the entitlement to claim redress for hidden faults and for warranty of title, which are hereby waived through the Parties’ mutual agreement for the purposes set forth in Article 1,475, paragraph three of the Civil Code.

8.	CLAIMS PROCEDURE

8.1	Sellers’ Representatives. For the purposes of this Clause 8, as well as for the purposes of any decision or statement that is the responsibility of the Sellers according to the terms and conditions contained herein, it shall be construed that the Sellers have taken the decision to have Mr. Carlos Delgado Suárez act as their representative for any matters affecting or related to the Shares or to the Matchmind Group Companies, thereby making his decisions on such binding on the Buyer, who shall be obliged to abide by them and accept them.

8.2	Direct Claim. Should any Indemnifiable Damages come about not having their origin in a third-party claim, the following procedure shall be observed:

8.2.1	Within fifteen (15) days following the appearance of the Indemnifiable Damages, the Buyer shall give the Sellers notice thereof pursuant to the provisions set forth in Clause 8.1 above (hereinafter referred to as “Notice of Compensation”).

8.2.2	The Notice of Compensation shall include (i) a description of the Indemnifiable Damages; (ii) their amount with a breakdown, if appropriate, of the different elements making them up, as long as determining such an amount is possible; (iii) the provision of the Agreement by virtue of which the Indemnifiable Damages should be compensated; and (iv) any other information or documents upon which the Buyer may ground its claim.

8.2.3	The Sellers to whom the Notice of Compensation is addressed may either accept it or challenge it within fifteen (15) days from its reception. Should they accept it, the Sellers to whom the Notice of Compensation is addressed shall have to effectuate payment for the Indemnifiable Damages claimed within five (5) days following the expiry of the deadline to challenge the Notice of Compensation.

8.2.4	Should the Sellers partially or wholly challenge the Notice of Compensation or not have expressly responded to it in writing within the deadline set forth in Clause 8.2.3 above, the Buyer may initiate the procedure set forth in Clause 16.2 for all the items or amounts not accepted by the Sellers within a maximum of six (6) months from receiving the Sellers’ response to the Notice of Damages.

8.2.5	Irrespective of the commencement of the aforementioned dispute resolution procedure set forth in Clause 16.2, in the event of a partial acceptance, the Sellers shall pay the Buyer the amount accepted of the Indemnifiable Damages within five (5) days following the expiry of the deadline to challenge the Notice of Compensation.
8.3	Claim arising from third-party claims. Whenever a third-party claim comes about (including those dealing with tax, employment, social security and data protection matters) that may lead to Indemnifiable Damages either through the courts or out of them (hereinafter referred to as “Third-Party Claim”), the following procedure shall be followed:
8.3.1	As soon the existence of the Third-Party Claim is known and, in any event, within ten (10) days following notice of the Third-Party Claim (as long as such period does not prejudice the legal period to contest the claim), the Buyer shall transfer the Third-Party Claim to the affected Sellers pursuant to the provisions set forth in Clause 8.1 above (hereinafter referred to as the “Notice of Claim”), furnishing them with (i) a copy of the document containing the Third-Party Claim; (ii) the amount of the claim, if known, with a breakdown, if appropriate, of the different elements making it up; and (iii) the provision of the Agreement by virtue of which the Indemnifiable Damages should be compensated.

8.3.2	The Sellers shall give the Buyer notice of their response within ten (10) calendar days following the date the Notice of Claim was served (as long as this period does not prejudice the legal period to contest the claim).

(a)	Negative Response. Should the Sellers’ response be (i) the Sellers’ total or partial opposition to accepting the Indemnifiable Damages or paying for their amount; (ii) to reject that the Third-Party Claim could eventually lead to Indemnifiable Damages; or when (iii) the Sellers do not respond to or ignore the Notice of Claim, or when they respond elusively or ambiguously, or when they do not clearly give a positive response of the ones set forth in section (b) hereunder, then the Buyer or the Matchmind Group Companies in question may exercise the defense they may deem most suitable against the Third-Party Claim, including reaching a settlement (through the courts or out of them) or putting up a defense against the claim, without the Sellers having any right to limit in any way whatsoever this entitlement of the Buyer. Notwithstanding the above, the Buyer may not acquiesce to the Third-Party claim without the Sellers’ express written consent, which may not be unreasonably withheld. The defense by the Buyer or the Companies of the Matchmind Group against the Third-Party Claim shall be construed to be without prejudice to the Buyer’s right to initiate the procedure set forth in Clause 16.2 at any moment from the Seller’s response (express or through silence). The Sellers, either directly or through the advisors they may appoint, shall be entitled to be regularly informed about the course of the Third-Party Claim in question.

(b)	Positive Response. Should the Sellers response be to accept that the Third-Party Claim may eventually lead Indemnifiable Damages, then the Sellers shall alternately include the following in their response:
(i)	The Sellers taking on the right of defense against the Third-Party Claim, assuming liability for the result of the administrative, court or out-of-court defense proceedings and holding the Buyer totally harmless within the limits set forth in Clause 7 contained herein. In this case, the Sellers shall be entitled to exercise the defense they may deem most suitable (with the exceptions set forth hereunder) against the Third-Party Claim. All the costs, fees, guarantees and expenses that may arise from the aforementioned defense, be it exercised in administrative, court or out-of-court proceedings, shall be incurred by the Sellers and they shall also be held fully liable for the result of the Third-Party Claim. In any event, the Buyer, either directly or by means of the advisors it may appoint, shall be given free access to all the information and documents connected with the Third-Party Claim.
As an exception to what has been set forth in the preceding paragraph, any administrative, court or out-of-court settlements or acquiescing to the Third-Party Claim shall, in any event, require the Buyer’s express written consent, which may not be unreasonably withheld.
The Buyer, either directly or through the company affected by the Third-Party Claim, shall furnish all the necessary information, so that the Sellers may exercise their right to defend their interests, in addition to providing them with the appropriate cooperation, including the granting of powers of attorney in favor of any advisors, lawyers and procurators of recognized prestige appointed by the Sellers.
(ii)	Express indication in the instruction given to the Buyer to accept the Third-Party Claim with the Sellers incurring its full cost, thereby holding the Buyer totally harmless within the limits set forth in Clause 7 contained herein.
In the suppositions contained in sections (i) and (ii) above, the Sellers shall pay the Buyer the amount that the Buyer or the affected Company may have to pay the third party in accordance with the Agreement’s terms and within the five (5) days immediately preceding the date on which the Buyer or the company in question shall have to pay said amount to the third party.
9.	NO-COMPETITION UNDERTAKING

9.1	During the period specified in the following sections of this Clause (hereinafter referred to as the “No-Competition Period”), the Sellers enumerated in sections 9.2 and 9.3 shall undertake:
9.1.1	Not to perform either directly or indirectly the activities included under or any that may compete with the main scope of business of the Matchmind Group Companies (hereinafter referred to as the “Main Scope of Business”) along with the following companies, which are considered as the Matchmind Group Companies’ competitors:
(e)	Accenture

(f)	Cap Gemini

(g)	Coritel

(h)	Atos Origin

(i)	IT Deusto

(j)	T-System

(k)	Indra

(l)	Altran

(m)	Sadiel

(n)	Getronics

(o)	Everis

(p)	Informática El Corte Inglés

(q)	Gesfor

(r)	Sopra Profit

(s)	Thales

(t)	Any other company in which the Sellers may directly or indirectly hold a shareholding or voting rights of 5% or more.
For the purposes of this Clause 9, the provision of consulting services connected with the development and implementation of information technology systems, technology consulting, the integration of computer systems and applications or of the information society, the development and maintenance of computer applications and the outsourcing of information systems shall be construed as the “Main Scope of Business of the Matchmind Group Companies.”
9.1.2	Not to negotiate with or provide assistance services to any individual, company or organism that is essentially dedicated to the Main Business Activity of the Matchmind Group Companies, including but not limited to services as a worker, agent, consultant, representative, manager or administrator. The provision of services to any individual, company or organism that is dedicated to consulting activities other than the Main Business Activity, in particular but not limited to strategic, human resources and financial consulting shall not be included in the no-competition undertaking governed by this Clause 9.

9.1.3	Not to negotiate with, request or induce any individual, company or organism that is a customer or maintains a business relationship with the Matchmind Group Companies (including but not limited to administrators, suppliers, customers, license holders or licensees) to cease maintaining the same business relationship with the Matchmind Group Companies.

9.1.4	Not to contract the services of, negotiate with, request or induce any individual that maintains an employment relationship with the Matchmind Group Companies (including but not limited to employees, managers or administrators) to cease maintaining such employment relationship with the Matchmind Group Companies, the Buyer or the companies of its group.
9.2	In the case of Mr. Carlos Delgado Suárez, the No-Competition Period governed by this clause shall remain in effect until January 1, 2013.

9.3	In the case of Ms. Raquel Tuduri García, Mr. José Luís Molina Zamora, Ms. Margarita Fernández Gutiérrez, Mr. Antonio Luís Gálvez Fernández, Mr. Marcos de Miguel Pagazaurtundua and Mr. Enrique Sánchez Bermúdez, the No-Competition Period shall be of two (2) years from the non-forced exit of the Seller in question from Telvent’s employment or from any of the Matchmind Group Companies’ employment. January 1, 2013 has been agreed upon as the maximum limit for this no-competition undertaking, the date from which the No-Competition Period for the aforementioned Sellers shall no longer have any effect.

9.4	Should any jurisdictional or administrative body or arbitration tribunal rule that any of the provisions set forth in the Clause are invalid or ineffective, the Parties shall agree that the final decision of said body or arbitration tribunal shall have the effect of reducing the scope, duration or geographical reach of the provisions thus affected or involve the alteration of their terms, so that the aforementioned provisions remain valid and effective and so that they are as close as possible to the intention of the provisions thus modified.
9.5	The Parties hereby recognize that the Sellers’ no-competition undertaking in accordance with this Clause 9 has been essential for the execution of this Agreement by the Buyer and the setting of the Price.

9.6	Should any of the Sellers breach any of the obligations set forth in this Clause, the Sellers committing such breach shall pay Telvent the amount of € 1,000,000 as compensation. The payment by the Seller committing the breach of the aforementioned penalty, should it come about, shall not prevent the Buyer from claiming compensation for any damages suffered and the payment of any interest that may arise from the breach in question. The Sellers may not discharge themselves from fulfilling the no-competition obligations set forth in this Clause by paying the penalty laid down herein and the Buyer may demand the fulfillment of such obligations, along with the payment of the penalty.

10.	CONDITIONS PRECEDENT AND SUBSEQUENT

10.1	This Agreement shall not take effect until the Buyer pays the Sellers the amounts set forth in Clauses 2.2.1 and 2.2.2.

10.2	Should the Buyer not have paid the Sellers the amounts set forth in Clauses 2.2.1 and 2.2.2 once May 25, 2009 has elapsed, this Agreement shall remain without any effects whatsoever and the Buyer shall be obliged to buy from the Sellers 11.43% of the Matchmind Group Companies’ share capital, as is laid down in the framework agreement signed by the Parties, among others, on September 25, 2007 (hereinafter referred to as the “Framework Agreement”) at a price of five million two hundred and eighty-four thousand three hundred and ninety-six euros (€ 5,284,396) and maintain from that date and in full effect the governance agreement and other agreements contained in such document and its annexes.

10.3	Should July 7, 2009 elapse without the Buyer having paid the Sellers the amount set forth in Clause 2.2.3, the partial resolution of this Agreement shall come about. In this case, the amount of five million two hundred and eighty-four thousand three hundred and ninety-six euros (€ 5,284,396) shall be construed to have been paid by the Buyer to the Sellers for the payment of 11.43% of the share capital in the Matchmind Group Companies, as set forth in the Framework Agreement. The Sellers may likewise avail themselves of the amount of one million euros (€ 1,000,000) mutually agreed upon by the Parties as a penalty clause that cannot be moderated and independently of any damages suffered as a result of such breach, and the Sellers shall return to the Buyer the remaining three million seven hundred and eighteen thousand sixty-three euros (€ 3,718,063) whilst a ruling or agreement among the Parties sets the amount of compensation corresponding to the damages.

11.	MAKING THE AGREEMENT PUBLIC AND TAXES
11.1	This Agreement shall be made public immediately after its execution by the Parties through the Notary Public chosen for such a purpose by the Buyer. Any expenses arising from such shall be incurred by the Buyer.

11.2	The Buyer shall likewise incur any costs arising from making public the deposit agreements that shall be entered into and executed no later than May 25, 2009.

11.3	Any taxes that may result from entering into and executing this Agreement and the operations set forth herein shall be incurred by the Party as set forth by the Law.

12.	NOTICES

12.1	To be considered valid, any notices arising from this Agreement shall be served by registered mail with acknowledgement of receipt, facsimile service between public bureaux (known in Spanish as burofax), fax or by any other written means that would leave proof of reception and of the contents thereof to the following addresses or to any other addresses of which either of the Parties may give the other notice.
12.1.1	In the case of the Sellers:

To the attention of:	Mr. Carlos Delgado Suárez.

Address:	Calle Faisán 5.

Las Rozas (Madrid).

Fax:	917025844

With copy to:	Mr. Guillermo Molina Delgado

Address:	Calle Zurbano 61, 3º C.

28010 Madrid

Fax:	917025844

E-mail:	Guillermo@msabogados.org
12.1.2	In the case of the Buyer:

To the attention of:	Mr. José Ignacio del Barrio

Address:	Valgrande, 6

Polígono Industrial de Alcobendas

Madrid 28108

Fax:	917 14 70 03

E-mail:	jibarrio@telvent.abengoa.com

With copy to:	Mr. Juan Picón García de Leániz

Address:	DLA Piper

Paseo de la Castellana, 35

Madrid 28046

Fax:	91 319 19 40

E-mail:	juan.picon@dlapiper.com
13.	CONFIDENTIALITY

13.1	Apart from any notices connected with this Agreement to be issued in accordance with the regulations that may apply to either of the Parties, the Parties hereby agree to keep this Agreement confidential, along with its purpose, terms and conditions and the documents and information derived from it. Hence, the Parties may not disclose any of this Agreement’s aspects to any individual other than to their employees taking part in the transaction or whoever may professionally take part in the Agreement in his/her capacity as a legal, accounting, financial or other kind of expert, unless the Parties are required to disclose it by any regulatory, inspection or supervisory body or by the courts.

13.2	The Parties shall notify their employees or advisors of the obligation of confidentiality agreed upon hereby and make an effort to ensure they observe it.

13.3	In the case of press releases and commercial advertising or similar, on whatever media they may be released, the Parties shall have to obtain prior written consent from the other concerning their contents before issuing or broadcasting them.
14.	ASSIGNMENT OF RIGHTS

14.1	No Party may assign their rights and obligations pursuant to this Agreement or subrogate its legal position, either wholly or partially, to a third party without the other Parties’ prior express written consent.

14.2	Telvent may wholly or partially assign its rights and obligations arising from this Agreement or subrogate its contractual position to any companies forming part of its business group – as this term is defined in Article 4 of the Stock Market Law (Ley del Mercado de Valores) –, without any requirement other than giving the other Parties prior notice of such assignment or subrogation.

14.3	For the purposes of this Agreement, only those assignments or subrogations shall be valid in which the assignee or the party to which the contractual position is subrogated expressly accepts the terms and conditions of this Agreement and undertakes all the rights and obligations arising thereof in replacement of the assignor or subrogator, in addition to complying with the provisions set forth in Clauses 14.1 and 14.2 above.
15.	GENERAL PROVISIONS
15.1	No modifications to this Agreement, including those made to this Clause, shall be valid unless they are in writing and signed by a duly authorized representative of each of the Parties.

15.2	Any omission or delay in exercising any right or action set forth herein shall not constitute a wavier of such right or action, or a waiver of any other rights or actions. Individually or partially exercising any right or action shall not impede exercising the same right or action on a subsequent occasion, or exercising any other right or action.

15.3	The calculation of the deadlines and periods set forth herein shall be done in the following manner:
15.3.1	Those set forth in days to be calculated from a specific date shall exclude the latter from the calculation and shall commence on the following day.

15.3.2	Should the periods and deadlines be set forth in months or years, they shall be calculated from date to date. Whenever there is no equivalent to the initial date of calculation in the month of expiry, it shall be construed that the period or deadline expires on the last day of the month.

15.3.3	Except when otherwise indicated, the calculation of any deadlines and periods set forth in days shall be construed to exclude Saturdays and holidays in Madrid, the capital of Spain.
15.4	This Agreement constitutes the only complete Agreement between the Parties concerning its purpose and it annuls and leaves without effect any other prior agreements dealing with the same matter, expressly including the Framework Agreement.

15.5	Should any competent jurisdiction or arbitration tribunal declare any Clause in this Agreement null and void, invalid or ineffective, the Parties hereby agree to negotiate in good faith the modification of said Clause only in as far is it is necessary for the Agreement and so that the said Clause is legal, valid and effective and in such a way so that it faithfully reflects the Parties’ original intention. In any event, should any Clause in this Agreement be null and void, invalid or ineffective, it shall not in any way affect the legality, validity and effectiveness of the other Clauses contained herein.
16.	GOVERNING LAW AND JURISDICTION

16.1	This Agreement shall be governed by and interpreted in accordance with common Spanish legislation.

16.2	The Parties hereby expressly waive any jurisdictional privileges they may enjoy and agree to submit any disputes and disagreements that may arise concerning the interpretation, fulfillment or performance of this Agreement to the jurisdiction of the courts of the city of Madrid.

IN WITNESS WHEREOF, the parties have hereunto set their hand in the place and on the date first mentioned above.
THE SELLERS
/s/ Mr. Carlos Delgado Suárez
Mr. Carlos Delgado Suárez
On his own behalf and on behalf of: Ms. Raquel Tuduri García, Mr. José Luís Molina Zamora; Ms. Margarita Fernández Gutiérrez; Mr. Antonio Luís Gálvez Fernández; Mr. Marcos de Miguel Pagazaurtundua; Mr. José Luís Rodríguez de Andrés; Mr. Miguel Larruscain Caballero; Mr. Francisco Javier Sotillos Bermejo; Mr. Jorge Pereira Hernández; Mr. Ignacio Rubio Laseca; Mr. Javier Miguel Fernández; Mr. José Ignacio de las Llanderas García; Mr. Mariano García Gutiérrez; Mr. Francisco Javier Álvarez Merino; Mr. Iñigo Barrón Ibeas; Mr. Aaron Ranson; Mr. Enrique Sánchez Bermúdez; Mr. Enrique Serrano Montes; Mr. José Manuel Fernández de Oliva; Mr. José Carvajal Martínez; Mr. Ramón Damián de Cózar Mena; Mr. Juan Solana Díaz; and Ms. Rosa García González.
THE BUYER
TELVENT OUTSOURCING, S.A.

/s/ José Ignacio del Barrio	/s/ Isidoro Costillo Iciarra

p.p. Mr. José Ignacio del Barrio	p.p. D. Isidoro Costillo Iciarra

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